UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pillarstone Capital REIT

(Name of Issuer)

Common Shares of Beneficial Interest, $0.01 par value

(Title of Class of Securities)

721491 108

(CUSIP Number)

2600 South Gessner

Suite 555

Houston, Texas

77063

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 29, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69912Y305

1	NAME OF REPORTING PERSONS. Daryl J. Carter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This Schedule 13D is filed by Daryl J. Carter (the “Reporting Person”).
**	The percentage is calculated based upon 405,169 outstanding common shares of beneficial interest, as reported on the Issuer’s Form 10-K, as filed with the Securities and Exchange Commission on April 1, 2019.

This Amendment No. 1 to the Statement on Schedule 13D (this “Amendment No. 1”) is being filed with respect to the common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), of Pillarstone Capital REIT, a Maryland real estate investment trust (the “Issuer”), to amend and supplement the Statement on Schedule 13D filed by Daryl J. Carter (the “Reporting Person”) on November 20, 2015 (the “Original Schedule 13D”), All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.  Except as set forth below, all previous Items are unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented with the information set forth in Item 4 hereof and such information is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is hereby amended to read as follows:

On March 29, 2019 the Reporting Person entered into a Stock Purchase Agreement (the “Agreement”) with Dennis H. Chookaszian Revocable Trust (“Chookaszian”) pursuant to which the Reporting Person conveyed, sold and assigned to Chookaszian 1,999 common shares of beneficial interest (the “Common Shares”) and 22,500 shares of Class C Convertible Preferred Shares (the “Preferred Shares” collectively with the Common Shares, the “Shares”). Chookaszian purchased all such Shares from the Reporting Person, free and clear of all liens, restrictions and encumbrances, for an aggregate purchase price of $95,597.20. Moreover, in connection with the Agreement, on March 29, 2019, the Reporting Person and Chookaszian entered into an Assignment and Assumption agreement (the “Assignment”) whereby the Reporting Person assigned to Chookaszian all rights, title and interest in the outstanding amount of principal and interest due under a 10% Convertible Promissory Note (the “Note”) issued by the Issuer in the original amount of $28,888. As consideration for the Assignment, the Reporting Person agreed to pay Carter $37,562.31, the outstanding amount of principal and interest due under the Note as of November 20, 2018.

On March 29, 2019 the Reporting Person entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Kathy M. Jassem (“Jassem”) pursuant to which the Reporting Person conveyed, sold and assigned to Jassem 2,500 Preferred Shares. Jassem purchased all such Preferred Shares from the Reporting Person, free and clear of all liens, restrictions and encumbrances, for an aggregate purchase price of $10,000.00.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

2.1	Stock Purchase Agreement by and between Dennis H. Chookaszian Revocable Trust and Daryl J. Carter dated as of March 29, 2019.
2.2	Assignment and Assumption Agreement, by and among Daryl J. Carter, Dennis H. Chookaszian Revocable Trust and to the extent required under the Note, Pillarstone Capital REIT, dated March 29, 2019.
2.3	Stock Purchase Agreement by and between Kathy M. Jassem and Daryl J. Carter dated as of March 29, 2019.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2019

By:	/s/ Daryl J. Carter
Daryl J. Carter